UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of October 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, October 26th 2004

Reuters:        EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

EDP SIGNS CALL OPTION AGREEMENT FOR THE ACQUISITION OF SHAREHOLDINGS IN TURBOGÁS AND PORTUGEN

EDP - Electricidade de Portugal, S.A. (“EDP”) hereby communicates to the market and to the public in general the following:

EDP – ENERGIAS DE PORTUGAL, S.A. and EDP PARTICIPAÇÕES – SGPS, S.A. (jointly designated as “EDP”) have signed a call option with INTERNATIONAL POWER, PLC (“IPR”) and NATIONAL POWER INTERNATIONAL HOLDINGS BV (“IPBV”) for the purchase of a 20% shareholding and the respective shareholder loans in TURBOGÁS – Produtora Energética, S.A. (“TURBOGÁS”) and of a 26.667% shareholding and the respective shareholder loans in PORTUGEN – Energia, S.A. (“PORTUGEN”).

The option is exercisable during a nine months period commencing on the next business day following the date of completion of a sale and purchase agreement entered into by IPR, IPBV and RWE POWER AG (“RWE”) in relation to the acquisition of a stake in TURBOGÁS and PORTUGEN, or during a term beginning on 1 January 2008 and ending on 31 December 2009, for a reference price of €55,667,350.00, which was determined based on the underlying value of said sale and purchase agreement and is subject to a price adjustment mechanism in order to reflect changes in assets and liabilities, which may occur until the exercise date of the call option. As part of the agreement EDP has waived its pre-emption right to acquire a 75% stake in TURBOGÁS.

EDP - Electricidade de Portugal, S.A.      Sociedade Aberta      Sede: Praça Marquês de Pombal, 12      1250-162 Lisboa      Portugal

Capital Social: € 3,000,000,000      Matricula: 1805 da C.R.C. Lisboa      Pessoa Colectiva 500 697 256

Additionally, EDP has also reached an agreement with IPR and IPBV regarding the possible involvement of EDP in the management of Tapada do Outeiro’s power output, under a scenario of termination of the current power purchase agreement, and subject to the non-opposition by the relevant competition authority.

Both the purchase by EDP of the shareholdings in TURBOGÁS and PORTUGEN and their respective shareholder loans, and the possibility of EDP managing Tapada do Outeiro’s electricity output, are subject to the required approvals for their completion.

TURBOGÁS was incorporated in 1994 with the sole purpose of carrying out the development; construction and operation of a combined-cycle gas fired power station at Tapada do Outeiro, in Portugal, with a total installed capacity of 990 MW. TURBOGÁS currently sells the whole of its production to REN – Rede Eléctrica Nacional S.A., within the Portuguese supply public system, under a long term power purchase agreement. PORTUGEN is the entity in charge of the operation and maintenance of this power station.

EDP PARTICIPAÇÕES – SGPS, S.A. is the current holder of a shareholding of 20% in the share capital of TURBOGÁS. The other shareholders of TURBOGÁS are RWE, with a shareholding of 75%, and KOCH, with a shareholding of 5%. RWE owns 100% of the shareholding in PORTUGEN. In accordance with a notice served to EDP on 4 October 2004, all the shareholdings of TURBOGÁS and PORTUGEN currently held by RWE shall be transferred to IPBV in completion of a share purchase agreement entered into between both companies.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 28, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer